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EXHIBIT (12)
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Unaudited)                                     Sprint Corporation

                                                             Quarters Ended                   Year-to-Date
                                                                June 30,                        June 30,
                                                     ---------------------------------------------------------------
                                                           1999            1998            1999            1998
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Earnings
   Income (loss) before income
     taxes and extraordinary items                   $     (229)     $      359      $      (513)    $      720
   Capitalized interest                                     (28)            (36)             (58)           (69)
   Equity in (gains) losses of
     less than 50% owned entities                            95              (3)             133             18
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Subtotal                                                   (162)            320             (438)           669
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Fixed charges
   Interest charges                                         240             197              464            396
   Interest factor of operating
     rents                                                   58              84              132            147
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Total fixed charges                                         298             281              596            543
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Earnings, as adjusted                                $      136      $      601      $       158     $    1,212
                                                     ---------------------------------------------------------------

Ratio of earnings to fixed charges(1)                      0.46            2.14             0.27           2.23
                                                     ---------------------------------------------------------------


    Note: The ratio was computed by dividing fixed charges into the sum of earnings, after certain adjustments, and fixed charges. Earnings include income from continuing operations before taxes, plus equity in the net losses of less-than-50% owned entities, less capitalized interest. Fixed charges include (a) interest on all debt of continuing operations, including amortization of debt issuance costs, (b) the interest component of operating rents, and (c) the pre-tax cost of subsidiary preferred stock dividends.

      (1)Earnings, as adjusted, were inadequate to cover fixed charges by $162 million in the 1999 second quarter and $438 million for the 1999 year-to-date period.

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